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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Big 5 Sporting Goods Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

08915P 10 1

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), checking the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 08915P 10 1	SCHEDULE 13D	Page 2 of 12 Pages

1.	Name of Reporting Persons, I.R.S. Identification No. of above Persons (entities only): Green Equity Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 971,073 shares of Common Stock 9. Sole Dispositive Power 0 10. Shared Dispositive Power 971,073 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 971,073 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction):	☐

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 08915P 10 1	Amendment No. 1 to Schedule 13D	Page 3 of 12 Pages

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons (entities only): Leonard Green & Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 971,073 shares of Common Stock 9. Sole Dispositive Power 0 10. Shared Dispositive Power 971,073 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 971,073 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 08915P 10 1	Amendment No. 1 to Schedule 13D	Page 4 of 12 Pages

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons (entities only): Leonard Green & Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 971,073 shares of Common Stock 9. Sole Dispositive Power 0 10. Shared Dispositive Power 971,073 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 971,073 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 08915P 10 1	Amendment No. 1 to Schedule 13D	Page 5 of 12 Pages

1.	Name of Reporting Person, I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 971,073 shares of Common Stock 9. Sole Dispositive Power 0 10. Shared Dispositive Power 971,073 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 971,073 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 08915P 10 1	Amendment No. 1 to Schedule 13D	Page 6 of 12 Pages

1.	Name of Reporting Persons, I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 0 8. Shared Voting Power 1,010,973 shares of Common Stock 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,010,973 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,010,973 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 4.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 08915P 10 1	Amendment No. 1 to Schedule 13D	Page 7 of 12 Pages

1.	Name of Reporting Persons, I.R.S. Identification No. of Above Persons (entities only): John G. Danhakl

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7.    Sole Voting Power

                12,344 shares of Common Stock

  8.    Shared Voting Power

                1,010,973 shares of Common Stock

  9.    Sole Dispositive Power

                12,344 shares of Common Stock

10.    Shared Dispositive Power

                1,010,973 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,023,317 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 4.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 08915P 10 1	Amendment No. 1 to Schedule 13D	Page 8 of 12 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2002 (the “Schedule 13D”), which relates to the common stock, par value $0.01 per share (the “Common Stock”), of Big 5 Sporting Goods Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of Schedule 13D is hereby amended as follows:

(a)	This Amendment No. 1 is being filed jointly by Green Equity Investors, L.P., a Delaware limited partnership (“GEI”), Leonard Green & Associates, L.P., a Delaware limited partnership (“LGA”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Jonathan D. Sokoloff, and John G. Danhakl (collectively, the “Reporting Persons”) pursuant to their Joint Filing Agreement (incorporated herein by reference to Exhibit 7.5 to Schedule 13D filed with the SEC on July 5, 2002).

GEI is the record owner of 971,073 shares of Common Stock of the Issuer (the “Shares”) reported herein. LGA is the general partner of GEI. LGA’s principal business is to act as the general partner of GEI. Jonathan D. Sokoloff is the general partner of LGA. LGP is the management company of GEI. LGP’s principal business is to act as the management company of GEI. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Mr. Sokoloff may be deemed to control LGA. John G. Danhakl is a director of the Issuer. As a result of their relationship with GEI, each of LGA, LGP, LGPM and Messrs. Sokoloff and Danhakl may be deemed to have shared voting and investment power with respect to the Shares beneficially owned by GEI. As such, LGA, LGP, LGPM and Messrs. Sokoloff and Danhakl may be deemed to have shared beneficial ownership of the Shares of which GEI is deemed to be a beneficial owner. Each of LGA, LGP, LGPM and Messrs. Sokoloff and Danhakl, however, disclaims beneficial ownership of such Shares.

Grand Avenue Associates, L.P., a Delaware limited partnership (“Grand Avenue”), is the record owner of 39,900 shares of Common Stock of the Issuer reported herein. Grand Avenue is an affiliate of LGP. Jonathan D. Sokoloff and John G. Danhakl, either directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control LGP and/or Grand Avenue. As such, Messrs. Sokoloff and Danhakl may be deemed to have shared voting and investment power with respect to the shares held by Grand Avenue. Each of Messrs. Sokoloff and Danhakl, however, disclaims beneficial ownership of the Common Stock of which Grand Avenue is deemed to be a beneficial owner.

CUSIP No. 08915P 10 1	Amendment No. 1 to Schedule 13D	Page 9 of 12 Pages

(b)	The address of the principal business of each of the Reporting Persons is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Jonathan D. Sokoloff is a managing partner of LGP and a general partner of LGA. John G. Danhakl is a managing partner of LGP and a member of the board of directors of the Issuer.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Messrs. Sokoloff and Danhakl are each citizens of the United States of America.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is hereby amended to add the following information:

On November 21, 2003, GEI disposed of 5,200,000 shares of Common Stock in an underwriting transaction pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, in order to obtain liquidity.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Person	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting Power	Number of Shares With Shared Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Reporting Persons(1)	0	971,073	971,073	971,073	4.3	%(2)
Jonathan D. Sokoloff	0	1,010,973	1,010,973	1,010,973	4.5	%(2)
John G. Danhakl	12,344	1,010,973	1,010,973	1,023,317	4.5	%(2)

CUSIP No. 08915P 10 1	Amendment No. 1 to Schedule 13D	Page 10 of 12 Pages

(1)	For purposes of this chart, the number of shares beneficially owned by Jonathan D. Sokoloff and John G. Danhakl are shown separately.

(2)	For purposes of calculating this percentage, the number of shares of Common Stock outstanding is 22,663,927 as reported in the Issuer’s Prospectus on Form 424(b)(3), as filed with the SEC on November 19, 2003.

(c)	Other than the shares reported herein, none of the Reporting Persons has acquired shares of Common Stock within the 60-day period prior to filing this Amendment No. 1.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is hereby amended to add the following information:

Stockholders Agreement.

As a result of the disposition described under Item 4, which resulted in GEI owning less than 5% of the Issuer’s Common Stock, the Stockholders Agreement terminated pursuant to its terms.

CUSIP No. 08915P 10 1	Amendment No. 1 to Schedule 13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated as of November 25, 2003

Green Equity Investors, L.P.

By:	Leonard Green & Associates, L.P., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	General Partner

Leonard Green & Associates, L.P.

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	General Partner

Leonard Green & Partners, L.P.

By:	LGP Management, Inc., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

/s/ JONATHAN D. SOKOLOFF

Jonathan D. Sokoloff

/s/ JOHN G. DANHAKL

John G. Danhakl

CUSIP No. 08915P 10 1	Amendment No. 1 to Schedule 13D	Page 12 of 12 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 7.1	Stock Subscription Agreement, dated as of September 25, 1992, by and between Big 5 Sporting Goods Corporation and Green Equity Investors, L.P. (incorporated by reference to Exhibit 10.20 to Big 5 Sporting Goods Corporation’s Amendment No. 2 to Form S-1, dated June 5, 2002).

Exhibit 7.2	Stockholders Agreement, dated November 13, 1997, by and among Green Equity Investors, L.P., Robert W. Miller, Steven G. Miller and Big 5 Holdings Corp. (incorporated by reference to Exhibit 99.1 to Big 5 Corporation’s 8-K filed on November 26, 1997).

Exhibit 7.3	Amended and Restated Stockholders Agreement, by and among Green Equity Investors, L.P., Steven G. Miller, Robert W. Miller and Big 5 Sporting Goods Corporation (formerly Big 5 Holdings Corp.) (incorporated by reference to Exhibit 10.1 to Big 5 Sporting Goods Corporation’s Amendment No. 2 to Form S-1, dated June 5, 2002).

Exhibit 7.4	Subscription Agreement, by and between Big 5 Sporting Goods Corporation and Green Equity Investors, L.P. (incorporated by reference to Exhibit 10.25 to Big 5 Sporting Goods Corporation’s Amendment No. 5 to Form S-1, dated June 25, 2002).

Exhibit 7.5	Joint Filing Agreement, executed July 2, 2002 (incorporated by reference to Exhibit 7.5 to the Schedule 13D filed with the SEC on July 5, 2002).

Exhibit 7.6	Power of Attorney, dated July 2, 2002 (incorporated by reference to Exhibit 7.6 to the Schedule 13D filed with the SEC on July 5, 2002).